Exhibit 99.1

Baidu to Hold Annual General Meeting on June 28, 2022

Beijing, May 31, 2022—Baidu, Inc. (“Baidu” or the “Company”) (NASDAQ: BIDU; HKEX: 9888), a leading AI company with strong Internet foundation, today announced that it will hold its annual general meeting of shareholders at Baidu Campus, No. 10, Shangdi 10th Street, Haidian District, Beijing 100085, People’s Republic of China, on June 28, 2022 at 9:00 a.m. (local time).

No proposal will be submitted for shareholder approval at the annual general meeting.

The board of directors of the Company has fixed the close of business on May 27, 2022 (Beijing time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the year ended December 31, 2021, with the U.S. Securities and Exchange Commission. The Form 20-F can be accessed on the Company’s website at http://ir.baidu.com, as well as on the SEC’s website at http://www.sec.gov.

The Company has also published the same annual report pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“HKEX”), which can be accessed on the Company’s investor relations website at http://ir.baidu.com as well as the HKEX’s website at http://www.hkexnews.hk.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

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